Cash Flow

Exhibit 8: Consolidated Statement of Cash Flow

	Ch$ millions		US$ millions (1)
	YTD Dec 03	YTD Dec 04	YTD Dec 03	YTD Dec 04

Cash received from customers	279,519	376,482	470.7	675.4
Financial income received	1,487	1,012	2.5	1.8
Dividends and other distributions	69	31	0.1	0.1
Other incomes	634	2,076	1.1	3.7
Payments to suppliers and employees	(264,645)	(356,949)	(445.7)	(640.4)
Interests paid	(13,028)	(11,382)	(21.9)	(20.4)
Income taxes paid	(454)	(469)	(0.8)	(0.8)
Other expenses	(1,947)	(207)	(3.3)	(0.4)
Added Value Tax and others	(7,461)	(5,843)	(12.6)	(10.5)
Net cash flow from operating activities	(5,825)	4,751	(9.8)	8.5

Sale of Property, Plant and Equipment	1,098	986	1.8	1.8
Sale of permanent investments	139	123	0.2	0.2
Sale of other investments	20,698	28,542	34.9	51.2
Other proceeds from investments	354	1,285	0.6	2.3
Acquisition of fixed assets	(3,566)	(6,437)	(6.0)	(11.5)
Permanent investments	(18)	(8)	(0.0)	(0.0)
Other disbursements	(49,981)	-	(84.2)	-
Net cash flow used in investing activities	(31,275)	24,491	(52.7)	43.9

Issuance of shares	97,725	10,159	164.6	18.2
Loans obtained	38,595	34,096	65.0	61.2
Registered loans from related companies	-	-	-	-
Other financing sources	-	30,588	-	54.9
Dividends paid	(44)	(152)	(0.1)	(0.3)
Repayments of bank borrowings	(88,737)	(38,694)	(149.4)	(69.4)
Repayments of bonds	(12,422)	(58,448)	(20.9)	(104.9)
Payment of expenses related to shares issuance	(904)	(115)	(1.5)	(0.2)
Others	-	-	-	-
Net cash flow provided by financing activities	34,213	(22,566)	57.6	(40.5)

Net cash flow for the period	(2,888)	6,676	(4.9)	12.0

Effect of price-level restatements on cash and cash equivalents	412	642	0.7	1.2

Net increase in cash and cash equivalents	(2,476)	7,318	(4.2)	13.1

Cash and cash equivalents at the beginning of year	8,032	5,557	13.5	10.0

Cash and cash equivalents at end of the period	5,557	12,875	9.4	23.1

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1 Exchange rate on December-04 2004 US$1.00 = 557,4
Exchange rate on December-04 2003 US$1.00 = 593,8

Por gmc